MUSHROOM SUPPLIES.COM

ICYMI: Our Crowdfunding is

SOARING!



We've received an outpouring of interest in our **crowdfunding campaign!**

In the first 72 hours alone we closed almost $25K, and the numbers keep on climbing. 📈

Commit today and you'll receive a gift from us at the close of our campaign:

$250: Get $50 in website credit.
$500: Get $150 in website credit.
$1,000: Get $300 in website credit + a call with our CEO!
$10,000: Get $1K in website credit + a call with our CEO!

Jump on the fun(gi) train for a shot at great returns and help us make mushroom magic accessible to all!

CLICK TO SUPPORT

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

100% Legal & Safe | Easy-to-Follow Video Guides | Proudly Made in the USA | Sterile & Ready to Grow

FROM grow@mushroomsupplies.com <grow@mushroomsupplies.com>
SUBJECT Early Investor Perks Still Available

Hi Kevin,
It's Kevin, the founder and CEO of Mushroom Supplies, and I'm thrilled to share that we've just launched our very first crowdfunding campaign!
Here's why this is so exciting: not only do you get to be part of our growth journey, but we've also lined up some incredible perks for our early backers:

- *Invest $250+ and get $50 in credit to use on our website.*
- *Invest $500+ and increase that credit to $150.*
- *Invest $1K+ and you'll receive $300 in credit, plus I'll personally call you to discuss our future plans and hear your thoughts.*
- *Go big with $10K+ and get an impressive $1K in credit along with a personal call from me.*

INVEST IN US <<
Why invest? In the last three years alone, **we've tripled our revenue**. Our loyal customer base has grown to over 196K mushroom enthusiasts, and it continues to expand every day.
You have an exciting opportunity to be among the first to invest, with the potential for great returns.
Let's make mushroom cultivation easy and accessible for everyone!

Looking forward to growing with you,
Kevin, the founder & CEO

MUSHROOM SUPPLIES.COM

***P.S.** If you'd like more information or want to discuss investment opportunities, feel free to reply to this email!*

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WE'RE CROWDFUNDING!



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Since late 2021, MushroomSupplies.com has been simplifying mushroom cultivation for people across America and beyond.
2022 REVENUE: $4.17MM
2023 REVENUE: $8.77MM
THE ORIGINAL ALL-IN-ONE MUSHROOM GROW KIT
OVERALL MUSHROOM MARKET
The Next Explosion
$8.77MM
2023 (Audited)
GROW KIT IN A BAG™
GROW KIT IN-A-BAG
ALL-IN-ONE GROW BAG
BENEFITS
SUPERIOR STERILIZATION
PERFECT AIR EXCHANGE
INSTRUCTIONAL VIDEOS
SAFE INOCULATION
PREMIUM INGREDIENTS
3 EASY STEPS
How One Product Turned a $60 Million Company: The Mud Water Success Story

I'm thrilled to share that we've kicked off our first-ever crowdfunding campaign! As a loyal community member, I want you to **be the first to know!** Dive into the details and see how you can invest by visiting our Wefunder page.

INVEST IN US ▶

3X REVENUE OVER THE LAST THREE YEARS	**360,000+** MUSHROOM GROW KIT BAGS SOLD
196,300+ CUSTOMER BASE	**139,700+** CUSTOMER EMAIL SUBSCRIBERS

OUR ROOTS

Since founding Mushroom Supplies, my mission has been clear: to **make mushroom cultivation accessible, sustainable, and easy** for everyone. Since our humble beginnings, we've turned thousands of curious individuals into passionate mushroom cultivators.

And now you have a chance to be a part of our success early on!

BECOME AN INVESTOR ▶

Grow with us,
Kevin, the Founder & CEO

100% Legal & Safe

Easy-to-Follow Video Guides

Proudly Made in the USA

Sterile & Ready to Grow

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
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